Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended March 31, 2019

Tel-Aviv, Israel, May 30, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the publication in Israel of financial statements for the three months ended March 31, 2019 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On May 29, 2019, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended March 31, 2019 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about June 26, 2019.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2019 - approximately NIS 713.1 million.

•	Dorad’s unaudited operating profit for the three months ended March 31, 2019 - approximately NIS 115.3 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended March 31, 2019, which include the winter months of January and February and the intermediate month of March, are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2018 and as of and for the three month periods ended March 31, 2018 and 2019 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

On April 8, 2019, Zorlu Enerji Elektrik Uretim A.S. (“Zorlu”), which owns 25% of Dorad, filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad. In the opening motion, Zorlu asks the court to instruct Dorad to convene a shareholders meeting and to include a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant (the “Dorad 2 Project”) on the agenda of this meeting. Zorlu claims that while the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom Ltd. (“Edelcom”), which holds 18.75% of Dorad, are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts our of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. Dori Energy is required to submit its response to Edelcom’s request by June 1, 2019. To the Company’s knowledge, the Dorad 2 Project is currently under internal examination by Dorad and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statements of Financial Position

	March 31	March 31	December 31
	2019	*2018	*2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	286,798	200,829	117,220
Trade receivables	242,852	285,670	297,997
Other receivables	52,719	57,904	56,417
Financial derivatives	-	2,189	387
Total current assets	582,369	546,592	472,021

Non-current assets
Restricted deposit	427,671	412,752	431,096
Prepaid expenses	41,175	43,292	41,704
Fixed assets	3,819,496	3,999,905	3,869,800
Intangible assets	2,463	5,465	3,265
Right of use assets	54,063	-	-
Total non-current assets	4,344,868	4,461,414	4,345,865

Total assets	4,927,237	5,008,006	4,817,886

Current liabilities
Current maturities of loans from banks	257,502	249,287	217,254
Current maturities of loans from related parties	18,175	110,000	17,805
Current maturities of lease liabilities	4,294	-	-
Trade payables	286,459	305,504	340,829
Other payables	8,141	17,187	5,966
Financial derivatives	111	-	-
Total current liabilities	574,682	681,978	581,854

Non-current liabilities
Loans from banks	3,007,784	3,180,408	3,016,582
Loans from related parties	-	7,764	-
Long-term lease liabilities	46,974	-	-
Provision for dismantling and restoration	35,647	40,070	35,497
Deferred tax liabilities	140,615	108,045	122,803
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,231,180	3,336,447	3,175,042

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	475,417	343,623	415,032
Total equity	1,121,375	989,581	1,060,990

Total liabilities and equity	4,927,237	5,008,006	4,817,886

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Income

	For the three months ended		Year ended
	March 31		December 31
	2019	*2018	*2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Revenues	713,078	684,852	2,628,607

Operating costs of the Power Plant

Energy costs	159,826	146,073	687,431
Electricity purchase and infrastructure services	342,885	326,627	1,194,948
Depreciation and amortization	49,300	52,169	217,795
Other operating costs	40,789	37,294	136,705

Total operating cost of Power Plant	592,800	562,163	2,236,879

Profit from operating the Power Plant	120,278	122,689	391,728

General and administrative expenses	4,972	5,278	20,740

Operating profit	115,306	117,411	370,988

Financing income	1,031	4,231	24,650
Financing expenses	38,139	40,159	227,988

Financing expenses, net	37,108	35,928	203,338

Profit before taxes on income	78,198	81,483	167,650

Taxes on income	17,813	18,747	33,505

Profit for the period	60,385	62,736	134,145

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases . According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months
ended March 31, 2019
(Unaudited)

Balance as at
January 1, 2019 (Audited)	11	642,199	3,748	415,032	1,060,990

Profit for the period	-	-	-	60,385	60,385

Balance as at
March 31, 2019
(Unaudited)	11	642,199	3,748	475,417	1,121,375
For the three months
ended March 31, 2018
(Unaudited)

Balance as at
January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the period	-	-	-	62,736	62,736

Balance as at
March 31, 2018 *
(Unaudited)	11	642,199	3,748	343,623	989,581
For the year ended
December 31, 2018
(Audited)

Balance as at
January 1, 2018 (Audited)	11	642,199	3,748	280,887	926,845

Profit for the year				134,145	134,145

Balance as at
December 31, 2018 *
(Audited)	11	642,199	3,748	415,032	1,060,990

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2019	*2018	*2018
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the period	60,385	62,736	134,145

Adjustments:
Depreciation and amortization and fuel consumption	57,368	52,306	223,028
Taxes on income	17,813	18,747	33,505
Financing expenses, net	37,108	35,928	203,338
	112,289	106,981	459,871

Change in trade receivables	55,145	44,727	32,536
Change in other receivables	3,698	12,736	6,119
Change in trade payables	(55,854)	(118,786)	(81,273)
Change in other payables	2,175	11,538	304
	5,164	(49,785)	(42,314)

Net cash flows provided by operating activities	177,838	119,932	551,702

Cash flows used in investing activities
Proceeds from (payment for) settlement of financial derivatives	(393)	74	9,957
Insurance proceeds in respect of damage to fixed asset	-	12,650	20,619
Investment in long-term restricted deposits	-	(5,158)	(12,158)
Investment in fixed assets	(4,946)	(30,951)	(79,855)
Investment in intangible assets	-	(119)	(222)
Interest received	1,012	777	3,497

Net cash flows used in investing activities	(4,327)	(22,727)	(58,162)

Cash flows from financing activities:
Repayment of loans from related parties	-	(62,802)	(160,326)
Repayment of loans from banks	-	-	(181,970)
Interest paid	(124)	(18,011)	(220,765)
Repayment of lease liability principal	(4,098)	-	-

Net cash flows used in financing activities	(4,222)	(80,813)	(563,061)

Net increase in cash and cash equivalents
for the period	169,289	16,392	(69,521)

Effect of exchange rate fluctuations on cash and cash
equivalents	289	255	2,559

Cash and cash equivalents at beginning of period	117,220	184,182	184,182

Cash and cash equivalents at end of period	286,798	200,829	117,220

* Effective as of January 1, 2019, Dorad applied IFRS 16, Leases. According to the transition method, comparative figures were not restated.